UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-
1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

APi Group Corporation

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

00187Y100

(CUSIP Number)

January 3, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 00187Y100	Page 2 of 18

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Investors LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,463,414*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,463,414*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,463,414*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*,**
12		TYPE OF REPORTING PERSON PN

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on January 3, 2022, and 8,130,081 shares of Common Stock underlying 5.5% Series B Perpetual Convertible Preferred Stock (“Series B Preferred Stock”) assuming conversion on the date hereof of Series B Preferred Stock held by the applicable Reporting Person.

CUSIP No. 00187Y100	Page 3 of 18

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Performance LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,130,081*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,130,081*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,130,081*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%*,**
12		TYPE OF REPORTING PERSON OO

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022, and 8,130,081 shares of Common Stock underlying Series B Preferred Stock assuming conversion on the date hereof of Series B Preferred Stock held by the applicable Reporting Person.

CUSIP No. 00187Y100	Page 4 of 18

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Equities Master Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,967,479*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,967,479*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,967,479*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%*,**
12		TYPE OF REPORTING PERSON OO

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022, and 7,967,479 shares of Common Stock underlying Series B Preferred Stock assuming conversion on the date hereof of Series B Preferred Stock held by the applicable Reporting Person.

CUSIP No. 00187Y100	Page 5 of 18

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Equities II LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 162,602*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 162,602*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,602*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.07%*,**
12		TYPE OF REPORTING PERSON* PN

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022, and 162,602 shares of Common Stock underlying Series B Preferred Stock assuming conversion on the date hereof of Series B Preferred Stock held by the applicable Reporting Person.

CUSIP No. 00187Y100	Page 6 of 18

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Parent GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,333,333*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,333,333*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%*,**
12		TYPE OF REPORTING PERSON OO

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022.

7

CUSIP No. 00187Y100	Page 7 of 18

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,333,333*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,333,333*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%*, **
12	TYPE OF REPORTING PERSON OO

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022.

CUSIP No. 00187Y100	Page 8 of 18

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Portfolio GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,333,333*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,333,333*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%*,**
12		TYPE OF REPORTING PERSON OO

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022.

CUSIP No. 00187Y100	Page 9 of 18

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Illiquid Investments Sub-Master LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,333,333*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,333,333*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,333*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%*,**
12		TYPE OF REPORTING PERSON* PN

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022.

CUSIP No. 00187Y100	Page 10 of 18

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) O. Andreas Halvorsen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,463,414*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,463,414*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,463,414*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*,**
12		TYPE OF REPORTING PERSON* IN

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022, and 8,130,081 shares of Common Stock underlying Series B Preferred Stock assuming conversion on the date hereof of Series B Preferred Stock held by the applicable Reporting Person.

CUSIP No. 00187Y100	Page 11 of 18

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David C. Ott
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,463,414*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,463,414*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,463,414*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*,**
12		TYPE OF REPORTING PERSON* IN

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022, and 8,130,081 shares of Common Stock underlying Series B Preferred Stock assuming conversion on the date hereof of Series B Preferred Stock held by the applicable Reporting Person.

CUSIP No. 00187Y100	Page 12 of 18

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rose S. Shabet
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 41,463,414*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 41,463,414*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,463,414*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.3%*,**
12		TYPE OF REPORTING PERSON* IN

* See Item 4

** The percentages used herein and in the rest of this Schedule 13G are calculated based on 232,164,890 shares of the Company’s Common Stock outstanding as of January 3, 2022, as reported in the Company’s Form 8-K filed with the Commission on January 3, 2022, and 8,130,081 shares of Common Stock underlying Series B Preferred Stock assuming conversion on the date hereof of Series B Preferred Stock held by the applicable Reporting Person.

CUSIP No. 00187Y100	Page 13 of 18

Item 1(a).	Name of Issuer:

APi Group Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1100 Old Highway 8 NW

New Brighton, MN 55112

United States

Item 2(a).	Name of Person Filing:

Viking Global Investors LP (“VGI”),

Viking Global Performance LLC (“VGP”),

Viking Global Equities Master Ltd. (“VGEM”),

Viking Global Equities II LP (“VGEII”),

Viking Global Opportunities Parent GP LLC (“Opportunities Parent”),

Viking Global Opportunities GP LLC (“Opportunities GP”),

Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”),

Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”),

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 55 Railroad Avenue, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship:

VGI and VGEII are Delaware limited partnerships; VGEM is a Cayman exempted limited company; VGP, Opportunities Parent, Opportunities GP and Opportunities Portfolio GP are Delaware limited liability companies; VGOP is a Cayman Islands exempted limited partnership; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).	Titles of Classes of Securities:

Common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP NUMBER: 00187Y100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act
	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940
	(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)
	(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
	(g)	☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).
	(h)	☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). N/A

CUSIP No. 00187Y100	Page 14 of 18

Item 4.	Ownership:

A. VGI

(a)	Amount beneficially owned: 41,463,414
(b)	Percent of Class: 17.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 41,463,414
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 41,463,414

VGI provides managerial services to VGOP, VGEM and VGEII. VGI has the authority to dispose of and vote the shares of Common Stock and Series B Preferred Stock.

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGOP, and Series B Preferred Stock directly held by VGEM and VGEII. VGI does not directly own any shares of Common Stock or Series B Preferred Stock.

VGI beneficially owns 41,463,414 Issuer shares consisting of (1) 33,333,333 shares of Common Stock directly and beneficially owned by VGOP, (2) 7,967,479 shares of Series B Preferred Stock directly and beneficially owned by VGEM, and (3) 162,602 shares of Series B Preferred Stock directly and beneficially owned by VGEII.

B. VGP

(a)	Amount beneficially owned: 8,130,081
(b)	Percent of Class: 3.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 8,130,081
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 8,130,081

VGP is the general partner of VGEII and the investment manager of VGEM and has the authority to dispose of and vote the shares of Series B Preferred Stock.

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), VGP may be deemed to beneficially own the shares of Series B Preferred Stock directly held by VGEM and VGEII. VGP does not directly own any shares of Common Stock or Series B Preferred Stock.

VGP beneficially owns (1) 7,967,479 shares of Series B Preferred Stock directly and beneficially owned by VGEM, and (2) 162,602 shares of Series B Preferred Stock directly and beneficially owned by VGEII.

C. Opportunities Parent

(a)	Amount beneficially owned: 33,333,333
(b)	Percent of Class: 14.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 33,333,333
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 33,333,333

Opportunities Parent is the GP of Opportunities GP, which has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP. Opportunities Parent does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Parent may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

D. Opportunities GP

(a)	Amount beneficially owned: 33,333,333
(b)	Percent of Class: 14.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 33,333,333
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 33,333,333

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOP. Opportunities GP does not directly own any shares of Common Stock.

CUSIP No. 00187Y100	Page 15 of 18

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

E. Opportunities Portfolio GP

(a)	Amount beneficially owned: 33,333,333
(b)	Percent of Class: 14.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 33,333,333
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 33,333,333

Opportunities Portfolio GP serves as the general partner of VGOP and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOP. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOP.

F. VGOP

(a)	Amount beneficially owned: 33,333,333
(b)	Percent of Class: 14.4%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 33,333,333
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 33,333,333

VGOP has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP.

Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

G. VGEM

(a)	Amount beneficially owned: 7,967,479
(b)	Percent of Class: 3.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 7,967,479
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 7,967,479

VGI provides managerial services to VGEM. VGI has the authority to dispose of and vote Series B Preferred Stock.

VGEM beneficially owns 196,000 shares of Series B Preferred Stock, which are initially convertible into 7,967,479 Common Stock at any time at the option of VGEM.

CUSIP No. 00187Y100	Page 16 of 18

H. VGEII

(a)	Amount beneficially owned: 162,602
(b)	Percent of Class: 0.07%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 162,602
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 162,602

VGI provides managerial services to VGEII. VGI has the authority to dispose of and vote Series B Preferred Stock.

VGEII beneficially owns 4,000 shares of Series B Preferred Stock, which are initially convertible into 162,602 Common Stock at any time at the option of VGEII.

I. O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a)	Amount beneficially owned: 41,463,414
(b)	Percent of Class: 17.3%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 41,463,414
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 41,463,414

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC, general partner of VGI and Opportunities GP have shared authority to dispose of and vote the shares of Common Stock and Series B Preferred Shares beneficially owned by VGI and Opportunities GP. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGOP, and Series B Preferred Stock held by VGEM and VGEII.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 41,463,414 shares of Common Stock consisting of (1) 33,333,333 shares of Common Stock directly and beneficially owned by VGOP, and (2) 8,130,081 Common stock underlying Series B Preferred Stock directly and beneficially owned by VGEM and VGEII.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00187Y100	Page 17 of 18

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2021

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP, VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 12, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP, VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 12, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP, VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 12, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

CUSIP No. 00187Y100	Page 18 of 18

EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 5th day of January, 2021, by and among Viking Global Investors LP, Viking Global Equities Master Ltd., Viking Global Equities II LP, Viking Global Performance LLC, Viking Global Opportunities Parent GP LLC, Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Illiquid Investments Sub-Master LP, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: January 5, 2021

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP, VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 12, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP, VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 12, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP, VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 12, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).